FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN
PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For April 12, 2010

Commission File Number: 0-26424

SILVER STANDARD RESOURCES INC.

999 West Hastings Street, #1400, Vancouver, British Columbia, Canada V6C 2W2

  Notice of Annual General Meeting of Shareholders dated April 6, 2010
  Management Information Circular for the Annual General Meeting
  Form of Proxy - Annual General Meeting to be held on May 11, 2010
  Voting Instruction Form (VIF) - Annual General Meeting to be held on May 11, 2010
  AGM Materials - NI Card

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑               Form 40-F  ❒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   April 12, 2010

    SILVER STANDARD RESOURCES INC.
      (Registrant)

/s/ John J. Kim
By:	______________________________
John J. Kim Assistant Corporate Secretary